SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                 Gainsco, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   363127101
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                                 (CUSIP Number)

                                 John Daniels
                         6440 North Central Expressway
                                   Suite 503
                               Dallas, TX 75206
                                 (214) 368-9405
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   05/02/2001
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Stallings, Robert W.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        2,383,333

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        2,383,333

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     2,383,333
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.0%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         Common stock of Gainsco, Inc. ("Gainsco").

Item 2. Identity and Background.

        (a) Robert W. Stallings

        (b) 1445 Ross Avenue, Suite 5300
            Dallas, Texas 75202

        (c) Principal occupations as of the date of this Schedule 13D are
            (1) non-executive Chairman of the Board of Directors and Consultant to Gainsco, and (2) private investor. Business is conducted at Gainsco's executive offices, 1445 Ross Avenue, Suite 5300, Dallas, Texas 75202.

        (d) No

        (e) No

        (f) United States

Item 3. Source and Amount of Funds or Other Consideration.

         Personal funds.

Item 4. Purpose of Transaction.

         Mr. Stallings acquired the Series B Preferred and the Warrant (as such terms are defined in the response to Item 5) for investment purposes, based on his belief that such securities represented an attractive long-term investment.

         The Securities Purchase Agreement pursuant to which Mr. Stallings acquired the Series B Preferred and the Warrant provide that such securities may be converted and exercised, respectively, to acquire 1,333,333 shares and 1,050,000 shares, respectively, of Gainsco common stock after July 1, 2001. The Securities Purchase Agreement also provides that Mr. Stallings is to be elected to Gainsco's Board of Directors and, as long as Mr. Stallings or persons with whom he is affiliated continue to own at least 50% of the shares acquired or the underlying shares of common stock, Gainsco would continue to nominate Mr. Stallings to serve on its Board of Directors and use its reasonable best efforts to cause him to be elected.

         Mr. Stallings was elected to Gainsco's Board of Directors and as non-Executive Vice Chairman of the Board of Directors on March 30, 2004. On September 6, 2001, he became the non-executive Chairman of the Board.

Item 5. Interest in Securities of the Issuer.

        (a) As of the date of this Schedule 13D, Mr. Stallings is the owner of (1) 3,000 shares of Series B Convertible Redeemable Preferred Stock, which became convertible on July 1, 2001 into 1,333,333 shares of Gainsco common stock at a conversion price of $2.25 per share (the "Series B Preferred"), and (2) a warrant to purchase 1,050,000 shares of Gainsco common stock at an exercise price of $2.25 per share (the "Warrant"). The Series B Preferred has voting rights equivalent to the voting power of the common stock into which it is convertible, or 1,333,333 shares. If all of the Series B Preferred were converted and the Warrant were exercised in full, Mr. Stallings would have the right to vote approximately 8.0% of the total voting power of Gainsco's shareholders.

        (b) Mr. Stallings has the sole power to vote and to direct the disposition of the Series B Preferred and the common stock which may be acquired by conversion of the Series B Preferred and exercise of the Warrant.

        (c) None.

        (d) None.

        (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7. Material to be Filed as Exhibits.

         Exhibit 99.1. Securities Purchase Agreement dated February 26, 2001 between Gainsco, Inc. and Robert W. Stallings.

         Exhibit 99.2. Consulting Agreement dated February 26, 2001 by and among Gainsco Service Corp., Robert W. Stallings, and, for the limited purpose stated therein, Gainsco, Inc.

         Exhibit 99.3. First Amendment to Securities Purchase Agreement, dated March 23, 2001, by and between Gainsco, Inc. and Robert W. Stallings.

         Exhibit 99.4. Common Stock Purchase Warrant dated March 23, 2001.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 10/04/2004                      /s/ Robert W. Stallings
                                      Name:  Robert W. Stallings

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages